EXEMPTION NUMBER
82-4485

04 MAR -5 AM 7:21

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

04010322

DELIVERED BY FAX 1-202-942-9624

March 4, 2004

Mr. Elliott Staffin, Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Re: Rule 12g3-2(b) Filings
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached press release

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

Dear Sir:

Please find enclosed a copy of Champion's February 27, 2004 press release disseminated February 27, 2004.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

dlw 3/5

Champion Natural Health.com Inc.

7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

EXEMPTION NUMBER
82-4485

Telephone: (416)250-6699
Facsimile: (416)250-7726

PRESS RELEASE

FOR IMMEDIATE RELEASE	Trading on the Canadian Trading and Quotation System
February 27, 2004	NUMBER OF SHARES ISSUED: 8,658,303

CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION") ANNOUNCES THAT IT HAS ACQUIRED HOME FARMS TECHNOLOGIES ASIA SDN. BHD.

Champion wishes to announce that it has entered into an agreement to acquire all of the issued and outstanding shares of Home Farms Technologies Asia Sdn. Bhd. ("Home Farms") in an arms length transaction for US$250,000. The purchase price of US$250,000 will be satisfied by issuing 500,000 units of Champion, each unit comprised of one subordinate voting share in the capital of Champion and one subordinate voting share purchase warrant, each warrant entitling the vendors to purchase a subordinate voting share of Champion for an exercise price of US$0.60 for a period of two years following the closing. The closing is scheduled for March 2, 2004. Home Farms is a start up company engaged in animal waste management with energy conservation as a by product utilizing a solid separater machine in this process.

Champion wishes to announce that it is selling its head office condominium in a non arms length transaction for CAN$190,000 to its president. The closing is scheduled for March 2, 2004. Champion will look for suitable office space in conjunction with the above acquisition of Home Farms.

Champion is an investment holding company with investments in the natural health industry.

Champion will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

DELIVERED BY FAX 1-202-942-9624

March 4, 2004

Mr. Elliott Staffin, Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b) Filings
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached press release

Dear Sir:

Please find enclosed a copy of Champion's March 1, 2004 press release disseminated March 1, 2004.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

Champion Natural Health.com Inc.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

Telephone: (416)250-6699
Facsimile: (416)250-7726

Exemption Number
82-4485

PRESS RELEASE

FOR IMMEDIATE RELEASE
March 1, 2004

Trading on the Canadian Trading and Quotation System
NUMBER OF SHARES ISSUED: 8,658,303

CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION") ANNOUNCED FEBRUARY 27, 2004 THAT IT WILL ACQUIRE HOME FARMS TECHNOLOGIES ASIA SDN. BHD.("HOME FARMS")

Champion wishes to announce that upon completion of the Home Farms acquisition contemplated in its February 27, 2004 press release, Champion will be pleased to welcome Bobby Curtola to its Board of Directors. Bobby is a versatile and capable executive with a well-rounded background in corporate management and public relations.

Champion is an investment holding company with investments in the natural health industry.

Champion will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

DELIVERED BY FAX 1-202-942-9624

March 4, 2004

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached Form 27 Material Change Report

Dear Sir:

Please find enclosed a copy of Champion's March 3, 2004 Form 27 Material Change Report filed March 4, 2004.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

EXEMPTION NUMBER 82-4495

FORM 27
Securities Act (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

Item 1. <u>**Reporting Issuer**</u>

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

Item 2. <u>**Date of Material Change**</u>

Material changes took place on February 27, 2004 and March 1, 2004.

Item 3. <u>**Press Release**</u>

On February 27, 2004 and March 1, 2004 news releases in respect of the material changes were released by telecopier through the facilities of CCN Matthews.

Item 4. <u>**Summary of Material Change**</u>

The material changes are fully described in the Company's press releases which are attached as Schedule "A" and Schedule "B", respectively, and are incorporated herein.

Item 5. <u>**Full Description of Material Change**</u>

A full description of the material changes are contained under Item 4.

Item 6. <u>**Reliance on Section 75(3) of the Act**</u>

The report is not being filed on a confidential basis.

Item 7. <u>**Omitted Information**</u>

No information has been omitted.

EXEMPTION NUMBER
82-4485

Item 8. **Senior Officer**

Larry Melnick, President, at (416) 250-6699

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 3rd day of March, 2004.

CHAMPION NATURAL HEALTH.COM INC.

Per: ______________________
Larry Melnick, President

EXEMPTION NUMBER
82-4485

SCHEDULE "A"

CHAMPION NATURAL HEALTH. COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

Telephone: (416) 250-6699
Facsimile: (416) 250-7726

PRESS RELEASE

FOR IMMEDIATE RELEASE
February 27, 2004

Trading on the Canadian Trading and Quotation System
NUMBER OF SHARES ISSUED: 8,658,303

CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION") ANNOUNCES THAT IT HAS ACQUIRED HOME FARMS TECHNOLOGIES ASIA SDN. BHD.

Champion wishes to announce that it has entered into an agreement to acquire all of the issued and outstanding shares of Home Farms Technologies Asia Sdn. Bhd. ("Home Farms") in an arms length transaction for US$250,000. The purchase price of US$250,000 will be satisfied by issuing 500,000 units of Champion, each unit comprised of one subordinate voting share in the capital of Champion and one subordinate voting share purchase warrant, each warrant entitling the vendors to purchase a subordinate voting share of Champion for an exercise price of US$0.60 for a period of two years following the closing. The closing is scheduled for March 2, 2004. Home Farms is a start up company engaged in animal waste management with energy conservation as a by product utilizing a solid separator machine in this process.

Champion wishes to announce that it is selling its head office condominium in a non arms length transaction for CAN$190,000 to its president. The closing is schedule for March 2, 2004. Champion will look for suitable office space in conjunction with the above acquisition of Home Farms.

Champion is an investment holding company with investments in the natural health industry.

Champion will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.

NO SECURITIES REGULATORY AUTHORITY OR STOCK EXCHANGE HAS APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED IN THIS PRESS RELEASE

SCHEDULE "B"

EXEMPTION NUMBER
82 - 4485

CHAMPION NATURAL HEALTH. COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

Telephone: (416) 250-6699
Facsimile: (416) 250-7726

PRESS RELEASE

FOR IMMEDIATE RELEASE
March 1, 2004

Trading on the Canadian Trading and Quotation System
NUMBER OF SHARES ISSUED: 8,658,303

CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION") ANNOUNCED FEBRUARY 27, 2004 THAT IT WILL AQUIRE HOME FARMS TECHNOLOGIES ASIA SDN. BHD. ("HOME FARMS")

Champion wishes to announce that upon completion of the Home Farms acquisition contemplated in its February 27, 2004 press release, Champion will be pleased to welcome Bobby Curtola to its Board of Directors. Bobby is a versatile and capable executive with a well-rounded background in corporate management and public relations.

Champion is an investment holding company with investments in the natural health industry.

Champion will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.

NO SECURITIES REGULATORY AUTHORITY OR STOCK EXCHANGE HAS APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED IN THIS PRESS RELEASE